Exhibit 99.1

Collective Mining Drills 534 g/t Gold & 40 g/t Silver Over 0.65 Metres at the ME Target and Commences Drilling on Multiple Apollo Look-alike Targets Outlined by a New Gravity Survey

•	A new high-grade vein system has been discovered in hole MEC-2 at the ME target (located southeast of Apollo) with assay results as follows:
•	0.65 metres @ 534.0 g/t gold from 274.5 metres downhole and
•	0.90 metres @ 47.2 g/t gold from 291.8 metres downhole
•	Shortly after completing hole MEC-2 and at the onset of hole MEC-3, drilling was halted as the preliminary results from the new gravimetric survey were received by the Company, indicating that these holes were drilled outside of the gravity high. The Company interprets the new discovery in hole MEC-2 to be high-grade vein leakage from a potentially large, mineralized breccia body located within the gravity high to its immediate south. Drilling has recommenced at ME targeting the gravity high with additional results expected in due course.
•	A new gravimetric survey was completed over a two-square-kilometre portion of the Guayabales Project covering the corridor running from the Apollo system to the concession boundary with Aris Mining's Marmato mine with compelling highlights as follows:
•
•	Confidence in the survey is robust as it proved extremely effective in identifying Apollo as a gravity-high due to the high concentration of breccia hosted sulphides in the system.
•	Seven new gravity anomalies, with near-identical gravimetric features to Apollo, have been identified within the survey corridor including one located directly southwest of Apollo named Apollo South, three in the ME target area, one in the X target area and two in the Plutus target area.
•	Diamond drilling with two rigs to test both the ME and X gravimetric high anomalies will commence immediately with the balance of the gravity targets to be tested shortly thereafter.

TORONTO, June 30, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that it has discovered a high-grade vein system at the ME target and the completion of a gravimetric survey on the southeastern portion of Guayabales Project surrounding the Apollo system ("Apollo"). The aim of the survey was to highlight potential targets with Apollo style mineralization within the northwest trending Apollo-to-Marmato corridor. Apollo is the most advanced discovery made to date within the Company's multi-target, Guayabales Project in Caldas, Colombia.

The Company currently has nine drill rigs operating as part of its fully funded 70,000 metre drill program for 2025 with seven rigs operating at the Guayabales Project and two rigs turning at the San Antonio Project. Two additional deep capacity rigs are being mobilized to the Guayabales Project to resume testing the high-grade Ramp Zone located at the bottom of the Apollo system in Q3, 2025.

Approximately 128,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 90,000 metres at Apollo. There are currently twenty-nine drill holes in the lab with assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "The results from the gravity survey are truly exciting. In fact, I believe that the gravity survey is the key breakthrough required to find another Apollo system as large porphyry related funnel breccia bodies (like Apollo) are almost always found in clusters. We are going to aggressively drill as many of the gravity targets as feasible this year and are hopeful that we will be able to deliver another discovery before the end of 2025. The high-grade veins encountered through drilling at the early-stage ME target are very encouraging as they are indicative of a fertile environment for metal deposition. I am excited to be drilling the ME gravity anomaly due south of this hole as our team believes we have a chance at finding a bulk tonnage, mineralized breccia body.  With giant hydrothermal systems encompassing both our Guayabales and San Antonio projects and nine rigs turning across the portfolio, our chances of making the next big discovery to complement Apollo have never been stronger."

To watch a video of Ari Sussman, Executive Chairman, explain today's results please click on the link here.

Details (see Table 1 and Figures 1-6)

ME Target Drilling

Diamond Hole MEC-2 was drilled to the northeast from Pad ME3 and was directed to intercept the projection of a high-grade geochemical signature encountered at surface. The hole discovered a new high-grade vein system hosted within porphyry quartz diorite and diorite and encountered some sections of crackle and brecciated textures permeated with a mix of sulphides including chalcopyrite, pyrite, sphalerite and galena. Significant assays result for hole MEC-2 are presented below:

•	0.65 metres @ 534.0 g/t Au and 40 g/t Ag and
•	0.90 metres @ 47.20 g/t Au and 8 g/t Ag

Table 1: Assays Results for Drill Holes MEC-2

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
MEC-2	274.50	275.15	0.65	534.00	40
and	291.80	292.70	0.90	47.20	8
True widths are between 60% to 95% and grades are uncut.

After completion of drill-hole MEC-2 and at the early onset of hole MEC-3, the Company received preliminary results of the gravimetric survey (details provided in the section below) which show that hole MEC-2 drilled into a gravity low located just outside a large gravity high anomaly now known as the ME gravity anomaly. As a result, drilling of MEC-3 was immediately terminated due to it being directed outside of the gravimetric target. The Company believes that the gravimetric target is a potentially large breccia body enriched in sulphides. Follow up drilling has commenced with results expected in due course.

Gravimetric Survey Details

A gravimetric geophysical program was completed by ARCE GEOFICOS SAC in June 2025 and covered a total area of 2 km2 with 414 stations arranged on 50 metres east-west by 100 metres north-south grid. The primary objective of the program was to detect high-density sulphide bearing bodies, similar to Apollo from surface to the maximum depth detection limit of 800 metres.

The method consists of measuring variations in the Earth's gravitational field to detect anomalies associated with changes in the density of sub-surface rocks enabling inference of known mineralized bodies like Apollo.

The initial phase of the gravimetric survey was focused on the Company's flagship Apollo discovery, and as expected a high-density gravity signature was found which represents the high-grade, sulphide rich, Au-Ag-Cu-W breccia system. Due to the excellent and clear definition of the gravity high at Apollo, the survey was extended to over a two-kilometre square area covering the northwest trending corridor from the Apollo system to the concession boundary with Aris Mining's multi-million-ounce Marmato mine.

The second phase of the gravimetric survey expanded the coverage area to encompass the northwest corridor beginning from the concession boundary with the Marmato mine and culminating slightly northwest of Apollo. Results of the total gravimetric survey highlight seven additional and similar gravimetric anomalies to Apollo, all of which are undrilled and commence from or near the surface.

Seven new major gravimetric highs have been identified with near identical properties to the gravimetric high at Apollo. Like Apollo, each of these new gravimetric highs begins at or near surface and continues down vertically to the survey depth limit. The names of these new gravity targets are Apollo South, X, ME, ME South 1, ME South 2, Plutus 1 and Plutus 2. The Company is prioritizing two diamond rigs to test all the newly generated gravity anomalies with drilling at the ME target now underway and drilling at X expected to commence shortly.

A detailed summary of the various gravimetric targets is as follows:

•	The Apollo South gravity anomaly is a new target located a mere 250 metres southwest of the Company's flagship Apollo system. The gravimetric characteristics of the anomaly are identical to Apollo with Apollo South potentially being the other half of the Apollo system.
•	The X gravity anomaly is another greenfield target located 1 km south of Apollo within the X Target area. A maiden drill program at the X target is expected to commence in two weeks with drilling to target an outcropping mineralized breccia body on the flank of the gravimetric high anomaly.
•	The ME gravity anomaly and the two ME South gravity anomalies are located between 0.6 kilometre and 1 kilometre to the southeast of Apollo. All three anomalies share similar characteristics to the gravity anomaly covering the Apollo system with drilling now underway to test the ME gravity anomaly.
•	The greenfield Plutus gravity anomalies 1 and 2 are located up to one kilometre east of Apollo. The Plutus 1 anomaly is of particular interest given its large size and continuity of over 700 vertical metres. Previous surface sampling above the anomaly has encountered strong quartz diorite hosted gold-copper porphyry mineralization.

Other

The Company completed three diamond drill holes into the Tower target area and failed to encounter any significant mineralization. Additionally, it is now clear from the gravimetric survey that the Tower target locates in a gravity low. As a result, the Tower target has been downgraded, and no further drilling is contemplated in the future.

Figure 1: Plan View of the Guayabales Project Highlighting Northwest and East-West Mineralized Structures, Greenfield Targets Generated to Date and their Respective Locations from the Multi-Million Ounce Marmato Mine (CNW Group/Collective Mining Ltd.)

Figure 2: Zoomed-in Plan View Highlighting the Seven New Gravimetric Anomalies and Assay Results for the High-Grade Vein System Discovered at the ME Target (CNW Group/Collective Mining Ltd.)

Figure 3: Section along Apollo, Highlighting the New South Apollo Anomaly Only 250 Metres from the Company’s Flagship Apollo System (CNW Group/Collective Mining Ltd.)

Figure 4: Section along the X Target Highlighting the New Gravity Anomaly Generated by the Survey (CNW Group/Collective Mining Ltd.)

Figure 5: Section along Both the ME and ME South Anomalies Highlighting Three Large, Undrilled Gravimetric High Bodies (CNW Group/Collective Mining Ltd.)

Figure 6: Section Along the Plutus 1 Anomaly Highlighting a Large, Undrilled Gravimetric Target (CNW Group/Collective Mining Ltd.)

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives are to improve the overall grade of the Apollo system by systematically drill testing newly modeled potentially high-grade sub-zones, expand the Apollo system by stepping out along strike to the north and expanding the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of less advanced or newly generated targets including Trap, the Knife and X. Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for a large bulk-tonnage porphyry system.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 16:01e 30-JUN-25